Exhibit 99.1

7315 Wisconsin Avenue, Suite 1100 West, Bethesda, MD 20814
T: (240) 507-1300, F: (240) 396-5626

News Release

PEBBLEBROOK HOTEL TRUST SENDS LETTER TO BOARD OF LASALLE HOTEL PROPERTIES

BETHESDA, MD, JULY 20, 2018 – Pebblebrook Hotel Trust (NYSE:PEB) (“Pebblebrook”) today sent a letter to the Board of Trustees of LaSalle Hotel Properties (NYSE:LHO) (“LaSalle”) to reconfirm its proposal for a strategic combination of the two companies, which remains outstanding, request that the LaSalle Board reevaluate our proposal given the current facts and circumstances, and that LaSalle determine it to be “Superior.”

“We continue to believe that the proposed strategic combination of LaSalle and Pebblebrook will deliver materially higher immediate and long-term value than Blackstone’s $33.50 per share ‘take-under’ proposal,” said Jon E. Bortz, Chairman, President and Chief Executive Officer of Pebblebrook Hotel Trust. “We are reconfirming our outstanding offer and requesting that the LaSalle Board reevaluate the merits of our proposal in light of material changes in facts and circumstances, including continued improvement in lodging industry performance, the fact that LaSalle common shares have consistently traded at a substantial premium to the Blackstone price since LaSalle announced that agreement, the continued strong price performance of Pebblebrook common shares and overwhelming ongoing support among LaSalle shareholders for our proposal.”

“It has been nearly two months since LaSalle executed its merger agreement with Blackstone, yet LaSalle has neither filed a definitive proxy nor set a meeting date to put the deal to a vote. LaSalle shareholders continue to demonstrate their significant opposition to the Blackstone agreement and their strong support for our cash/stock proposal through public and private letters and calls to the LaSalle Board and to us. We urge the LaSalle Board to reconsider our superior offer, which remains outstanding, and make the determination that it constitutes a superior proposal to the Blackstone agreement, in order to be consistent with the determination already clearly made by LaSalle’s shareholders. We are ready to move quickly to complete a value-creating transaction.”

The full text of the letter sent to the LaSalle Board follows.

Letter from Pebblebrook to LaSalle Dated July 20, 2018

July 20, 2018

Michael D. Barnello
Stuart L. Scott
Denise M. Coll
Jeffrey T. Foland
Darryl Hartley-Leonard
Jeffrey L. Martin
Donald A. Washburn LaSalle Hotel Properties 7550 Wisconsin Avenue, 10th Floor Bethesda, MD 20814

Ladies and Gentlemen,

Given the change in facts and circumstances, including the market’s reaction to the Blackstone agreement, it is absolutely clear that LaSalle shareholders will not approve LaSalle’s merger with Blackstone. That is good, since it affords you, as the LaSalle Board, an opportunity and ability to provide increased value to the LaSalle shareholders by finalizing a merger agreement with us regarding our superior proposal. We strongly believe that LaSalle shareholders will readily approve a strategic combination of our two companies on the terms set forth in our offer, if you give them a chance to do so. Accordingly, we are reconfirming our superior offer, which has remained outstanding, for a strategic combination of our two companies, a combination that we and LaSalle shareholders believe will deliver materially higher value to them.

As I’m sure you are aware, since the execution of LaSalle’s agreement with Blackstone, lodging industry performance has continued to improve and investor support for our cash/stock proposal has been overwhelming. LaSalle shareholders clearly see the upside in the industry and from strategically combining our two similar companies. Furthermore, investors have made it clear through their trading of LaSalle common shares that LaSalle’s stated rationale for rejecting our offer of June 11 (i.e., the need to provide certainty of the $33.50 fixed cash price) is certainly not valid or desired by LaSalle shareholders. Indeed, since the announcement of the Blackstone agreement, over 109 million LaSalle common shares have traded above the proposed transaction price of $33.50. Therefore, it is almost certain that all investors who wanted that certainty have already captured that value and more, and existing LaSalle shareholders recognize and prefer the higher value of our offer. With LaSalle common shares consistently trading at a substantial premium to what is now a take-under price from Blackstone, LaSalle shareholders are, in effect, voting with their wallets. LaSalle’s continued promotion of a transaction at a price per LaSalle common share lower than every trading price of LaSalle common shares since the Blackstone transaction announcement as well as the current market price, is a disservice to all LaSalle shareholders and ignores the clear desires of the holders of the vast majority of LaSalle common shares. And, they have been clear about their strong preference for our offer through the many public and private letters you have likely received since announcing the Blackstone agreement.

Pursuant to our proposal, LaSalle shareholders would be able to elect to receive for each LaSalle common share they own either a) a fixed amount of $37.80 in cash; or b) a fixed exchange ratio of 0.92 Pebblebrook share. A maximum of 20% of the outstanding LaSalle shares will receive cash and those electing cash will be subject to pro rata cutbacks in the event more than 20% of LaSalle shares elect cash. Our proposal takes into account the $112 million termination fee agreed to in the current agreement with Blackstone. LaSalle shareholders who receive Pebblebrook common shares will be able to participate in the future upside potential of the combined company, including significantly higher dividend income than LaSalle shareholders have received.

We have already provided you with a draft merger agreement essentially identical to the Blackstone agreement, adapted of course to reflect the superior economics of our offer and our merger structure. Working with you, we believe we can complete a transaction within the next 75 to 90 days, including receiving approvals from shareholders of each company within that timeframe. Pursuant to our proposal, the combined company would also retain a substantial number of the current LaSalle employees post-merger. We have attached as Exhibit A to this letter a summary of the key terms of our offer and the process for entering into a definitive agreement.

Our offer provides LaSalle shareholders with materially superior value to that of the Blackstone agreement. As of market close on July 19, 2018, the implied price per share of our offer provides premiums to the Blackstone price of:

•	$3.29 per share, or 9.8%, based on the closing price per Pebblebrook common share[1];

•	$2.90 per share, or 8.6%, based on the 5-day VWAP of Pebblebrook common shares[1];

•	$2.99 per share, or 8.9%, based on the 30-day VWAP of Pebblebrook common shares[1]; and

•	$2.48 per share, or 7.4%, based on the 60-day VWAP of Pebblebrook common shares[1]

Given the consistent trading of Pebblebrook common shares over the last 90 days, each of these premiums has either continued to increase over time, as has been the case for the 30-, and 60- day VWAPs, or remained substantial as compared to the Blackstone price.

The strong trading levels in both LaSalle’s and Pebblebrook’s common shares are not simply the result of deal speculation. Macro trends in our industry are favorable and recognized as such by the investment community. We believe shareholders have made it clear that they desire the upside inherent in a combination of our two companies.

Of course, assuming you designate our offer as superior, Blackstone has the right to increase its cash offer price to a level that LaSalle shareholders ultimately find acceptable. However, we caution that we are not aware of any listed equity REIT M&A transaction since 20062 in which a target has agreed to a cash offer at a discount of greater than 1% compared to a competing share or share/cash offer. In fact, a survey of trends in public REIT M&A transactions recently published by your legal counsel clearly states that cash transaction prices are generally less attractive than shares or cash/share alternatives.3 Their research has shown that all-cash buyers typically pay higher premiums than cash/stock buyers in public M&A transactions4, not the other way around. Currently, Blackstone’s cash offer represents a significant discount to the implied price of our offer, regardless of which time period is considered. We have attached as Exhibit B to this letter a copy of the relevant section from your legal counsel’s advisory publication and provide the URL to the entire report in the footnote below.

As the holder of 10.8 million LaSalle common shares (9.8%), it is our view that if you accept a revised take-under price from Blackstone and agree to a higher termination fee, for which there would be no logical rationale, you would clearly be acting against the best interests of LaSalle shareholders. In that case, you would be enabling an egregious transfer of LaSalle’s value to Blackstone while disadvantaging our superior proposal with artificial and unnecessary transaction costs and not allowing shareholders to vote on our more attractive offer. This tactic would be a gross disservice to all LaSalle shareholders, and in our view, a violation of your fiduciary duties.

In stark contrast to the discounted take-under price of the Blackstone agreement, we are offering to pay a full and fair price to LaSalle shareholders for a strategic combination with immediate higher value and long-term upside potential. Moreover, we want to point out that if you choose to move forward with a shareholder vote of the existing agreement, and shareholders reject the current Blackstone take-under agreement – an outcome we believe is all but certain, and as set forth in LaSalle’s preliminary proxy, you have already deemed our proposal superior to remaining independent, and shareholders will expect you to immediately enter into an agreement with us on the terms we have offered, which we will be prepared to do.

______________
1 Based on Pebblebrook’s closing price of $39.72, 5-day VWAP of $39.18, 30-day VWAP of $39.31 and 60-day VWAP of $38.61, all as of July 19, 2018.
2 The only listed equity REIT M&A transaction since 2006 in which a lower cash offer was accepted compared to a competing stock and cash offer was Blackstone’s acquisition of Equity Office Properties in 2007. In that transaction, Blackstone’s offer represented a discount to the competing cash/stock offer of less than 1%.
3 Goodwin Insights, Trends in Public REIT M&A 2012-2017, published by Goodwin Procter, January 29, 2018.
https://www.goodwinlaw.com/-/media/files/publications/goodwin-insights_trends-in-public-reit-ma.pdf
4 Ibid

We want to give LaSalle shareholders greater value for their shares now and unlock the true potential of LaSalle over the long-term as a combined company with Pebblebrook. We remain ready to move quickly to complete a transaction and urge you to engage with us to designate our offer as superior, and finalize a merger agreement. Our extensive knowledge of LaSalle’s assets and markets makes us the best partner to maximize value for LaSalle shareholders and the shareholders of a combined company.

Sincerely yours,

Jon E. Bortz
Chairman, President & CEO
Pebblebrook Hotel Trust

Exhibit A

Summary of Key Terms of Non-Binding Proposed Combination of
Pebblebrook Hotel Trust ("Pebblebrook") and LaSalle Hotel Properties ("LaSalle")

1. Merger Consideration (cash or shares; maximum of 20% of the outstanding LaSalle shares will receive cash):

•	For each LaSalle common share held, each LaSalle shareholder may elect to receive:
o $37.80 in cash; or
o a fixed exchange ratio of 0.92 Pebblebrook share

•	A maximum of 20% of the outstanding LaSalle shares will receive cash and those electing cash will be subject to pro rata cutbacks in the event more than 20% of LaSalle shares elect cash

•	Pebblebrook to exchange new preferred shares for LaSalle's existing preferred shares (with substantially identical terms)

2. Management:

•	Pebblebrook senior executives to manage combined company

3. Financing Sources (no financing contingencies):

•	Pebblebrook to assume or repay LaSalle's term loans and first mortgage loans

4. Due Diligence (no diligence contingencies):

•	Proposal is not contingent on further due diligence

5. Representations, Warranties and Covenants (customary and reciprocal):

•	Customary and reciprocal to both LaSalle and Pebblebrook as set forth in our proposed merger agreement

6. Break-up Fee:

•	$112.0 million

7. Pebblebrook Board Approval:

•	Pebblebrook's Board of Trustees has approved the terms contained herein

8. Above terms subject to the following assumptions and conditions:

•	Termination of the Blackstone agreement and concurrent execution of a definitive merger agreement with Pebblebrook

•	No payments or vesting under change in control severance agreements for Pebblebrook's executive officers

This summary is non-binding and neither party shall be under any legal obligation with respect to a merger transaction unless and until each party executes a definitive merger agreement

Exhibit B

Excerpt from: Goodwin Insights, Trends in Public REIT M&A 2012-2017, published by Goodwin Procter,
January 29, 2018.

https://www.goodwinlaw.com/-/media/files/publications/goodwin-insights_trends-in-public-reit-ma.pdf

“As evident in the table above, premiums logically tend to decrease when stock is included as a component of the merger consideration, with the highest premiums coming in all-cash go-private transactions and the lowest premiums coming in all stock so-called “merger of equal” transactions. When shareholders are exchanging their shares for all cash in a “no tomorrow” transaction, buyers will pay as robust a premium as the market will bear in exchange for capturing all future upside in the target business. Conversely, when shareholders are receiving shares in the combined company, which will almost always be a larger and more diverse company, buyers have less of a compelling reason to provide target shareholders with a robust up-front premium because they will receive the future economic benefits of the combined enterprise."

About Pebblebrook Hotel Trust

Pebblebrook Hotel Trust is a publicly traded real estate investment trust (“REIT”) organized to opportunistically acquire and invest primarily in upper upscale, full-service hotels located in urban markets in major gateway cities. The Company owns 28 hotels, with a total of 6,973 guest rooms. The Company owns hotels located in 9 states and the District of Columbia, including: Los Angeles, California (Beverly Hills, Santa Monica and West Hollywood); San Diego, California; San Francisco, California; Washington, DC; Coral Gables, Florida; Naples, Florida; Buckhead, Georgia; Boston, Massachusetts; Minneapolis, Minnesota; Portland, Oregon; Philadelphia, Pennsylvania; Nashville, Tennessee; Columbia River Gorge, Washington; and Seattle, Washington. For more information, please visit us at www.pebblebrookhotels.com and follow us on Twitter at @PebblebrookPEB.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Pebblebrook has made for a business combination transaction with LaSalle. In furtherance of this proposal and subject to future developments, Pebblebrook (and, if a negotiated transaction is agreed, LaSalle) may file one or more registration statements, proxy statements, tender or exchange offer statements, prospectuses or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender or exchange offer statement, prospectus or another document Pebblebrook or LaSalle may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PEBBLEBROOK AND LASALLE ARE URGED TO READ ANY SUCH PROXY STATEMENT, REGISTRATION STATEMENT, TENDER OR EXCHANGE OFFER STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement or prospectus (if and when available) will be delivered to shareholders of LaSalle or Pebblebrook, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Pebblebrook through the website maintained by the SEC at http://www.sec.gov.

Pebblebrook or LaSalle and their respective trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pebblebrook’s executive officers and trustees in Pebblebrook’s definitive proxy statement filed with the SEC on April 27, 2018. You can find information about LaSalle’s executive officers and trustees in LaSalle’s definitive proxy statement filed with the SEC on March 22, 2018. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender or exchange offer statements or other documents filed with the SEC if and when they become available. You may obtain free copies of these documents using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding Pebblebrook’s offer to acquire LaSalle, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,”“believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in Pebblebrook’s most recent annual or quarterly report filed with the SEC and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in Pebblebrook’s and LaSalle’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Pebblebrook may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of any possible transaction between Pebblebrook and LaSalle, including the possibilities that LaSalle will reject a transaction with Pebblebrook, (ii) the ultimate outcome and results of integrating the operations of Pebblebrook and LaSalle if a transaction is consummated, (iii) the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including the necessary shareholder approvals, and (iv) the risks and uncertainties detailed by LaSalle with respect to its business as described in its reports and documents filed with the SEC. All forward-looking statements attributable to Pebblebrook or any person acting on Pebblebrook’s behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Pebblebrook undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

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Contacts:

Jon E. Bortz, Chairman and Chief Executive Officer, Pebblebrook Hotel Trust - (240) 507-1300
Raymond D. Martz, Executive Vice President and Chief Financial Officer - (240) 507-1330
Liz Zale, Pam Greene or Stephen Pettibone, Sard Verbinnen & Co - (212) 687-8080
Pat McHugh or Jon Einsidler, Okapi Partners - (212) 297-0720 or (855) 305-0855

For additional information or to receive press releases via email, please visit our website at
www.pebblebrookhotels.com